UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Bogota, August 9, 2019

AVIANCA HOLDINGS S.A. ANNOUNCES IT’S SECOND QUARTER 2019 EARNINGS RELEASE AND CONFERENCE CALL

Avianca Holdings S.A. (the “Company”), will release second quarter 2019 financial results on Wednesday, August 14, 2019, after market closes. Furthermore, the Company will host conference calls in Spanish and English on Thursday, August 15, 2019, at 9:00 am EST. The relevant information to register for the call attached hereunder.

Spanish Conference Call

Event Date:	August 15, 2019
Event Time:	9:00 AM Eastern Standard (8:00 AM Bogota Local Time)
Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13693587&linkSecurityString=753a17b8e
US Toll Free Number:	877-737-7051
International Toll Number:	201-689-8878
Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Chile: 123 002 09023 Colombia: 0 1 800 518 3661 Brazil: 0 800 038 0571 Peru: 511 707 5736
Passcode:	0236849
Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

English Conference Call

Event Date:	August 15, 2019
Event Time:	9:00 AM Eastern Standard (8:00 AM Bogota Local Time)
Registration Link:	http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13693586&linkSecurityString=752d08002
US Toll Free Number:	877-737-7051
International Toll Number:	201-689-8878
Toll Free International Numbers:	United Kingdom: 0 800 756 3371 Chile: 123 002 09023 Colombia: 0 1 800 518 3661 Brazil: 0 800 038 0571 Peru: 511 707 5736
Passcode:	8489892
Unique PIN Number	Please be reminded that you will be prompted to enter a unique PIN Number that will only be sent to your e-mail after you register

These calls will be broadcast live on the Internet and may be accessed directly at the following URLs:

Spanish Webcast: https://www.webcaster4.com/Webcast/Page/1323/31368

English Webcast: https://www.webcaster4.com/Webcast/Page/1323/31369

A presentation will accompany the conference call and will be available via the webcast. The presentation will also be available prior to the conference call start time on our website at www.aviancaholdings.com under the Investor Relations section /“Financial Information”/“Financial Results”. A digital recording will be available for replay on August 15, 2019 at the same link.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Vice President Senior General Counsel